Correspondence

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VIA EDGAR	November 30, 2012
Re:
China Executive Education Corp.
Schedule 13E-3
Filed on October 16, 2012 by Beyond Extreme Training Corp., Kaien Liang, Pokai Hsu, Tingyuan Chen; Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd., and Zhicheng Zheng
File No. 5-85338

Peggy Kim Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Kim:

On behalf of China Executive Education Corp. (the “Company”), Beyond Extreme Training Corp., Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng (collectively, the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 7, 2012 with respect to the Schedule 13E-3, File No. 5-85338 (“Schedule 13E-3) filed by the Filing Persons (other than the Company).  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter.  In addition, a marked copy of the Schedule 13E-3 Amendment to show changes between the Schedule 13E-3 Amendment and the Schedule 13E-3 is being provided to the Staff via email.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment.

To the extent any response relates to information concerning any Filing Person, such response is included in this letter based on information provided to us by such Filing Person or the respective representatives of such Filing Person.

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Page 2	November 30, 2012

Concurrently with the submission of this letter, the Filing Persons are filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *
Schedule 13E-3

General

1.
We note that our comments dated October 12, 2012 on your Form 10-K for the fiscal year ended December 31, 2011 remain outstanding and unresolved. Please provide a complete, substantive response to these comments as soon as possible.

The Filing Persons respectfully advise the Staff that the responses to the Staff’s comments relating to Form 10-K have been submitted by the Company via EDGAR on November 8, 2012.  A copy of such responses is attached herewith for your reference.

2.
Please advise us as to what consideration was given to whether the issuer, China Executive Education Corp., is engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include the issuer as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

In response to the Staff’s comment, the Filing Persons have revised the Schedule 13E-3 to include the Company as a filing person on the Schedule 13E-3.

3.
We note that the Rollover Stockholders have consented to the merger. Please advise us of the circumstances of the consent solicitation, including who was solicited and who conducted the solicitation and the exemption from the proxy rules that was relied upon for the consent solicitation.

The Filing Persons respectfully advise the Staff that the shareholders of  BETC consented to the plan of merger in accordance with section 92A.120(2)(b) and section 92A.180(2) of Nevada Revised Statutes. The Rollover Shareholders consented to the merger in their capacities as shareholders of BETC. Mr. Kaien Liang, who holds approximately 69.61% of the outstanding shares of CEEC common stock personally solicited the consent of the other Filing Persons (other than the Company and BETC).

The shareholders relied on Section 14(a)-2(b)(2) of Regulation 14A for exemption from the proxy rules (“Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten”). The number of persons solicited in this case numbered six and consisted of Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin and Zhicheng Zheng.

Page 3	November 30, 2012

Summary Term Sheet, page 1

4.
Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

The Filing Persons respectfully advise the Staff that the officers and directors of the issuer will not receive any benefits in connection with the going private transaction.

The Filing Persons’ Position on the Fairness of the Merger, page 3

5.	Please revise, here and on page 13, the defined term “Public Stockholders” to refer to any CEEC stockholder other than the Rollover Stockholders or any other affiliates.

In response to the Staff’s comments, the Filing Persons have revised the defined term “Public Shareholders” to refer to any CEEC stockholder other than the Rollover Stockholders or any other affiliates on page 3 and page 15.

Consequences of the Merger, page 4

6.
Please revise the fourth bullet point to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. Please similarly revise the discussion of “Effects” on page 9.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosures on page 5 and page 10 accordingly.

Cautionary Note Regarding Forward-Looking Statements, page 7

7.
Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the “Cautionary Note Regarding Forward-Looking Statements” section.

In response to the Staff’s comment, the Filing Persons have relocated the “Cautionary Note Regarding Forward-Looking Statements” section accordingly to page 12.

Page 4	November 30, 2012

Special Factors, page 7

8.
Please revise to include a background section that describes each contact, meeting, or discussion that took place regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting. Please describe how the terms of the merger were determined, including the merger consideration of $0.324.

In response to the Staff’s comment, the Filing Persons have added a “Background of the Transaction” section on page 7 to describe each material discussion and meeting regarding the going private transaction, how the terms of the merger were determined, including the merger consideration of $0.324.

9.	We note that the filing persons relied on projections prepared by CEEC’s management. Please revise to disclose the projections and describe any assumptions.

The Filing Persons respectfully advise the Staff that the Filing Persons relied on the forward-looking information and estimates about CEEC’s business operations as disclosed in the public filings of CEEC. CEEC’s management did not provide any financial projections to the Filing Persons. For the avoidance of doubt, the Filing Persons have revised the disclosures accordingly on page 31 to remove such reference to “projections”.

Alternatives, page 7

10.
We note that the filing persons rejected a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. Given that you are providing cash payment for the minority shares in the short-form merger, please revise to further describe the reasons for rejecting each alternative, given that an odd-lot offer or reverse stock split may involve a smaller aggregate cash payment to unaffiliated shareholders.

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 8 to discuss the comparative advantages for conducting the going-private transaction as a short-form merger.

Reasons, page 8

11.
Please revise to describe each filing person’s reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

The Filing Persons respectfully advise the Staff that the Filing Persons’ reasons for undertaking the Rule 13e-3 transaction at this particular time was disclosed in the last paragraph of the “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Reasons” section on page 8.

Page 5	November 30, 2012

Effects, page 9

12.
Please revise to describe the effects of the Rule 13e-3 transaction on the issuer and its affiliates, including the filing persons. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates, including the filing persons, and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosures on pages 10 and 11 accordingly.

13.
Please describe and quantify each filing person’s interest in the net book value and net earnings or net operating loss carryforwards in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have added the disclosures required by Instruction 3 to Item 1013 of Regulation M-A on page 11.

Material U.S. Federal Income Tax Consequences, page 11

14.	Please revise to describe the tax effect on the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosures to describe the tax effect on the issuer and the filing persons on pages 12, 13 and 14.

Factors Considered to Determine Fairness, page 13

15.
Please revise to address whether the filing persons considered the higher market prices during the past two years; for example, we note that the market price was as high as $9.00 per share. Refer to Instruction 2(ii) to Item 1014 of Regulation M-A.

            In response to the Staff’s comment, the Filing Persons have revised the relevant disclosures on page 15 to clarify that the Filing Persons considered the higher market prices during the past two years.

16.	Please revise to further describe how “the underlying performance and value of CEEC” supports the filing persons’ fairness determination.

In response to the Staff’s comment, the Filing Persons have expanded the disclosures on page 15 to clarify that the underlying performance and value of CEEC as indicated by CEEC’s continuing decrease in revenue supports the filing persons’ fairness determination.

Page 6	November 30, 2012

17.	Please revise to clarify that the factors described at the bottom of page 15 and on page 16 are negative factors.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosures on page 17 to clarify that those factors are negative factors.

Item 3. Identity and Background of Filing Persons, page 18

18.
Please revise, here and in Schedule I, to describe each position held in any of the affiliated entities. For example, the description of Mr. Liang’s business experience does not disclose that he is a director of BETC and is the sole shareholder of Magic Dream.

In response to the Staff’s comment, the Filing Persons have revised Schedule I accordingly.

Other Transactions with Related Parties, page 26

19.	Please revise to disclose who controls SLM. In addition, please disclose whether Mr. Liang plans to return the $1,914,964, and if not, then disclose his reasons for not returning the payment.

In response to the Staff’s comment, the relevant disclosures have been revised accordingly.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Beyond Extreme Training Corp., Kaien Liang, Pokai Hsu, Tingyuan Chen; Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd., and Zhicheng Zheng, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86-21-6136-5018 (office), +86-13910127951 (mobile) or alan.seem@shearman.com (email).

Very truly yours,

By:    /s/ Alan Seem
Name:  Alan Seem

cc: Xiaoping Wu, Company Secretary of China Executive Education Corp.

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment filed by the Filing Persons:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Executive Education Corp.

By: /s/ Xiaoping Wu
Name: Xiaoping Wu
Title: Company Secretary

Beyond Extreme Training Corp.

By: /s/ Kaien Liang
Name: Kaien Liang
Title: Director

Kaien Liang

By: /s/ Kaien Liang
Name: Kaien Liang

Pokai Hsu

By: /s/ Pokai Hsu
Name: Pokai Hsu

Tingyuan Chen

By: /s/ Tingyuan Chen
Name: Tingyuan Chen

Yen Chen Chi

By: /s/ Yen Chen Chi
Name: Yen Chen Chi

Huang-Jen Chou

By: /s/ Huang-Jen Chou
Name: Huang-Jen Chou

ChiaYeh Lin

By: /s/ Chia Yeh Lin
Name: Chia Yeh Lin

China Berkshire Surpass Buffett Co., Ltd.

By: /s/ Huang-Jen Chou
Name: Huang-Jen Chou
Title: Chairman

Zhicheng Zheng

By: /s/ Zhicheng Zheng
Name: Zhicheng Zheng